CORE Health Care Network, Inc.
200 S. Virginia, 8th Floor, Reno, Nevada 89501 . Phone: 877-862-0061 . Web: corehcn.com

United States
Securities and Exchange Commission
Division of Corporation Finance

October 28, 2011

Re:	CORE Health Care Network, Inc. Item 4.01 Form 8-K Filed August 26, 2011 File No. 000-53714

To whom it may concern:

We have hereby amended our 8-k filed August 26, 2011. As discussed between our attorney, Jillian Sidoti, and Ms. Raquel Howard, Silberstein and Ungar, PLLC, our former auditors, refuse to provide the necessary letter to fully comply with your request.

In conjunction with this above referenced Form 8-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/s/ Lewis C. Warren

Lewis C. Warren
President and Chief Operating Officer